UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing - Segmental Analysis




25 June 2003



                    2002 INTERIM RESULTS: SEGMENTAL ANALYSIS

Pearson, the international media company, will release its interim results for the six months ended 30 June 2003 on Monday 28 July 2003.


Ahead of the interim announcement, we are providing our divisional results for the first half of 2002 based on the segmental analysis introduced for the 2002 preliminary results. This analysis provides a more detailed profits breakdown for Pearson Education, our largest division, and includes the results of our internet enterprises within their base businesses.


The 2002 results are as follows:


Pearson Education


GBP millions                                2002                 2002
                                       half year            full year
Sales
School                                       519                1,151
Higher Education                             222                  775
Professional *                               285                  784
FT Knowledge **                               23                   46
Total                                      1,049                2,756

Operating profit/(loss)
School                                        12                  115
Higher Education                            (32)                  142
Professional *                                29                   81
FT Knowledge **                              (9)                 (12)

Total                                          0                  326




      * At the start of 2003, we moved our Alpha publishing imprint from Pearson Education's Professional division to Penguin. In 2002, Alpha had full-year sales of approximately GBP19m and profits of GBP8m.


 ** In January 2003 we restructured FT Knowledge, selling its corporate training arm and integrating its remaining businesses within the FT and government solutions.



Financial Times Group


GBP millions                                 2002                2002
                                        half year           full year
Sales
Financial Times                               115                 224
Other FT Publishing                            55                 105
Recoletos                                      74                 148
IDC                                           126                 249
Total                                         370                 726


Operating profit / (loss)
Financial Times                              (11)                (23)
Other FT Publishing                             6                  10
Recoletos                                      14                  29
IDC                                            35                  70
Associates and joint ventures                 (6)                 (6)
Total                                          38                  80



Ends


For more information: Luke Swanson + 44 (0) 20 7010 2313


Note to editors: The 'as-reported' 2002 results for Pearson Education and the FT Group were:


Pearson Education

GBP millions                                2002                 2002
                                       half year            full year
Sales
US School                                    394                  892
US College                                   158                  624
US Professional                              232                  645
International                                242                  549
Pearson Education                          1,026                2,710
FT Knowledge                                  23                   46
 Total                                     1,049                2,756

Operating profit/(loss)
Pearson Education                              0                  326



Financial Times Group

GBP millions                                 2002                2002
                                        half year           full year
Sales
Non-internet                                  347                 678
Internet enterprises                           23                  48
Total                                         370                 726


Operating profit / (loss)
FT Newspaper                                    7                   1
Other FT Publishing                             7                  13
Recoletos                                      14                  29
Interactive Data Corporation                   37                  74
Associates and joint ventures                 (3)                 (3)
Internet enterprises                         (24)                (34)
Total                                          38                  80





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 25 June 2003

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary